                                  July 25, 2005


FILED ON EDGAR
FAXED - (202) 942-9635

Mr. Jorge Bonilla
Senior Staff Accountant,
Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington, D.C.  20549

            Re:    First Wilkow Venture (the "Partnership")
                   Form 10-K for the year ended December 31, 2004
                   Form 10-Q for the quarter ended March 31, 2005
                   File no. 0-7798


Dear Mr. Bonilla:

         In response to your letter of July 14, 2005, set forth below (in an order that corresponds to your comments) is the supplemental information requested:

Form 10-K for the fiscal year ended December 31, 2004
Note (2) Investments in Real Estate Partnerships and Co-Tenancies, page 28

         1. While your response refers to the threshold level of ownership interests that are used, on a prima facie basis, to determine whether an interest is more than minor, it does not refer to the exception that allows for the cost method to be used in situations where an entity's is deemed to have virtually no influence the partnership's operating and financial policies. Each of the investments referred to in notes 1 and 2 of your April 22nd letter was made pursuant to governing documents that expressly provide that the operating and financial policies shall be directed and managed by the Managing Parties and that the Managing Parties shall have the full, complete and exclusive authority, power and discretion to make any and all decisions regarding matters relating to the Operating Company's business. In light of the foregoing, we respectfully ask you to approve the use of the cost method accounting in these circumstances.

         2. Centennial FWV, LLC's sole asset is a 21.17% undivided interest in Centennial Village Phase II, a shopping center in Georgia and it accounts for this investment using the equity method of accounting per EITF Topic D-46. The Partnership's financial statements include this 21.17% undivided interest in its Investments in Real Estate Partnerships Account and, therefore, is consolidating its 100% interest in Centennial FWV, LLC. The confusion may be attributable to an error in the footnote shown in Note 2 of the 10K, where the reference to Centennial FWV, LLC at the bottom of page 28 should actually have been to Centennial Village Phase II.

Note (4) Recent Accounting Pronouncements, page 41

         3. The Partnership is a nonpublic entity, as defined by Paragraph 395 of SFAS 123, because units of limited partnership interests in the Partnership are not publicly traded and the Partnership has not made a filing in anticipation of a sale of securities in a public market. Since there is no public marketing vehicle for selling units of limited partnership interests, any partner wishing to do so, must strictly comply with the applicable provisions of the Partnership's Agreement of Limited Partnership, which provide, inter alia, that: "No Partner may sell, transfer, assign, pledge, encumber, mortgage or otherwise hypothecate all or any portion of his Partnership units unless the General Partners shall consent unanimously in writing thereto..." Accordingly, the applicable provision of FIN 46R is paragraph 35, which states that "a nonpublic enterprise shall apply this Interpretation to all entities that are subject to this Interpretation by the beginning of the first annual period beginning after December 15, 2004."

         4. For purposes of responding to this comment we refer you to the enclosed memorandum outlining the analysis that was performed for M & J/2121 K Street, LLC, one of the two interests that we believe qualify under the requirements of FIN 46R, paragraph 35.

         5. We ask that you please refer to the enclosed memorandum for our explanation as to why the Partnership is not the primary beneficiary.

Form 10-Q for the Quarter ended March 31, 2005

         6. Form 10-Q will be amended to include MD&A in accordance with Item 303 of Regulation S-K per your request.

         Please note that we made several calls to your office to provide you with a preview of the substance of this letter. In light of the time constraints set forth in your July 14th letter, we are forwarding our response to you without the benefit of a conference call. We would be pleased to discuss the contents of this letter with you at your convenience.


                                   Sincerely,

                              FIRST WILKOW VENTURE



                                 Marc R. Wilkow
                                 General Partner


MRW: srq

                          FIRST WILKOW VENTURE ("FWV")
        APPLICABILITY OF FIN 46R TO INVESTMENT IN M&J/2121 K STREET, LLC
                               SEPTEMBER 30, 2004




I. FACTUAL BACKGROUND:

During the 3rd calendar quarter of 2004, FWV invested $215,000 in M&J/2121 K Street, LLC, an Illinois limited liability company ("M & J/2121"), in consideration for the issuance of 215 units (out of a total of 3,252), representing 6.6% of the outstanding units of ownership interest. M & J/2121 simultaneously acquired a 22% ownership interest as a member in 2121 K Street, LLC, a Delaware limited liability company ("2121 LLC") which, in turn, acquired an office building in Washington, D.C.

II. ISSUES:

An analysis must be made as to whether M&J/2121 is a "variable interest entity" ("VIE") and if so, whether FWV is the "primary beneficiary."

III. CONCLUSION:

Based on the following analysis, we have concluded that M & J/2121 is a VIE - but that FWV is not the primary beneficiary of M & J/2121. Therefore, we have concluded that the consolidation requirements of FIN 46R are not applicable to FWV's interest in M & J/2121.

IV. VIE ANALYSIS:

To constitute a VIE, an entity must have one or more of the characteristics that are described in Paragraph 5 of FIN 46R. Our evaluation of each of the provisions of Paragraph 5 of FIN 46R, as they might or might not apply to the instant circumstances, is as follows:

Section 5.a

This subsection describes a set of circumstances whereby the "total equity investment at risk" in the subject entity "is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties including the equity holders."

ANALYSIS: The total equity investment at risk in M & J/2121 was sufficient to allow M & J/2121 to finance its activities which consisted solely of a capital investment in 2121 LLC. Therefore, the conditions set forth in Section 5.a. do not exist with respect to M & J/2121.

Sections 5.b and c.

These subsections describe a set of circumstances whereby "the holders of the equity investment at risk, as a group, lack any one of three characteristics" - all of which relate to either the ability to control, absorb losses or receive residual returns.

ANALYSIS: All operating and capital decisions for M & J /2121 are the sole responsibility of its Non-Member Manager. Therefore, since the members of M & J/2121 lack the direct or indirect ability through voting rights or similar rights to make decisions about M & J/2121's activities that could have a significant effect on the success of the entity, the conditions set forth in section 5.b. do exist with respect to M & J/2121.

V. PRIMARY BENEFICIARY ANALYSIS:

         A. To constitute a Primary Beneficiary an enterprise must have a variable interest that will absorb a majority of the entity's expected losses, receive a majority of the entity's expected residual returns, or both (FIN 46R, par. 14). This determination must be made at the time the enterprise becomes involved with the entity and shall be reconsidered if the entity's governing documents or contractual arrangements are changed in a manner that reallocates between the existing primary beneficiary and other related parties. (FIN 46R, par. 15)

ANALYSIS: FWV has not provided any loans, guarantees or other subordinated financial support to the entity, other than its equity contribution. FWV does not have any business transactions with the entity other than its equity interest. FWV's only interest in the entity is its equity interest and, therefore, does NOT have "a variable interest (or combination of variable interests) that will absorb a majority of the entity's expected losses, receive a majority of the entity's expected residual returns, or both."

         B. Related party relationships, as described in paragraphs 16 and 17 of FIN 46R, also must be considered.

ANALYSIS: There are other related entities to FWV that hold additional interests in M & J/2121 (including the property manager - M & J Wilkow, Ltd.) and, when aggregated, these entities would hold an aggregate interest that, if held by a single party, would constitute the primary beneficiary of M & J/2121. Based on an analysis outlined in paragraph 17(c) of FIN 46R, the related party member that has the greatest exposure to the possibility of VIE losses and, therefore, would be deemed to be the most closely associated with the VIE, would be the property manager - M & J Wilkow, Ltd. This conclusion is based on the fact that the fees to be earned by M & J Wilkow, Ltd. (which currently are in the approximate amount of $186,000 per annum), when taken in perpetuity, would substantially exceed the equity investment FWV holds in M & J/2121.